

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Mark E. Secor
Chief Financial Officer
Horizon Bancorp
515 Franklin Square
Michigan City, Indiana 46360

> **Re: Horizon Bancorp**
> **Registration Statement on Form S-4**
> **Filed May 5, 2015**
> **File No. 333-203868**

Dear Mr. Secor:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. In accordance with Item 501(b)(2) of Regulation S-K, please provide the aggregate consideration that Peoples Bancorp shareholders will receive in connection with the merger.

The Merger

2. We note that senior management of both Horizon and Peoples Bancorp provided financial projections to their respective financial advisors. Please disclose two years of any material projections or other material non-public information, including revenue, income, and income per share provided by Horizon to either Peoples Bancorp or its financial advisor. Similarly, please revise this section to disclose any projections or other material non-public information provided by Peoples Bancorp to Horizon or its financial advisors.

Joint Opinion of Horizon's Financial Advisors, page 61

3. Please provide the information required by Section 1015(b)(4) of Regulation M-A. Specifically, disclose any material relationship that has existed between each company and each financial advisor over the past two years and the aggregate compensation paid by each company to each financial advisor for all services provided, including broker dealer services.

Exhibits

Exhibit 5.1

4. The assumption in the second paragraph that the shares will be sold in compliance with federal and state securities laws is inappropriate. Please remove this assumption in rendering your opinion that the shares will be validly issued, fully paid and non-assessable.

Exhibit 8.1

5. Your assumption that the merger will qualify as a statutory merger under Indiana state law is inappropriate. Please revise your opinion and corresponding prospectus disclosure to opine that the merger will qualify as a statutory merger. See Staff Legal Bulletin No. 19 (Oct. 14, 2011) for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc. Claudia Swhier
Barnes & Thornburg LLP